UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: February 18, 2021

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

On February 12, 2021, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2020 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended December 31, 2020 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2020		December 31, 2020		December 31, 2020
Assets:
Cash and due from banks		¥61,768,573		¥69,296,024	$669,527
Call loans and bills bought		896,739		2,567,080	24,803
Receivables under resale agreements		8,753,816		4,403,022	42,541
Receivables under securities borrowing transactions		5,005,103		4,991,008	48,222
Monetary claims bought		4,559,429		4,590,434	44,352
Trading assets		7,361,253		6,764,256	65,355
Money held in trust		353		310	3
Securities	*2	27,128,751	*2	34,118,251	329,645
Loans and bills discounted	*1	82,517,609	*1	83,936,025	810,976
Foreign exchanges		2,063,284		2,183,342	21,095
Lease receivables and investment assets		219,733		222,938	2,154
Other assets		8,298,393		8,665,573	83,725
Tangible fixed assets		1,450,323		1,471,043	14,213
Intangible fixed assets		753,579		749,354	7,240
Net defined benefit asset		230,573		381,035	3,682
Deferred tax assets		26,314		29,356	284
Customers’ liabilities for acceptances and guarantees		9,308,882		9,208,815	88,974
Reserve for possible loan losses		(479,197)		(572,756)	(5,534)

Total assets		¥219,863,518		¥233,005,116	$2,251,257

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2020	December 31, 2020	December 31, 2020
Liabilities and net assets:
Liabilities:
Deposits	¥127,042,217	¥139,722,833	$1,349,979
Negotiable certificates of deposit	10,180,435	10,445,344	100,921
Call money and bills sold	3,740,539	1,646,879	15,912
Payables under repurchase agreements	13,237,913	12,925,633	124,885
Payables under securities lending transactions	2,385,607	2,135,263	20,631
Commercial paper	1,409,249	1,810,686	17,495
Trading liabilities	6,084,528	5,510,831	53,245
Borrowed money	15,210,894	17,530,442	169,376
Foreign exchanges	1,461,308	961,256	9,287
Short-term bonds	379,000	517,500	5,000
Bonds	9,235,639	8,605,083	83,141
Due to trust account	1,811,355	2,098,414	20,275
Other liabilities	7,011,967	7,571,272	73,152
Reserve for employee bonuses	73,868	49,073	474
Reserve for executive bonuses	3,362	—	—
Net defined benefit liability	35,777	36,059	348
Reserve for executive retirement benefits	1,270	1,050	10
Reserve for point service program	26,576	26,821	259
Reserve for reimbursement of deposits	4,687	783	8
Reserve for losses on interest repayment	142,890	114,682	1,108
Reserves under the special laws	3,145	3,663	35
Deferred tax liabilities	257,384	538,990	5,208
Deferred tax liabilities for land revaluation	30,111	30,009	290
Acceptances and guarantees	9,308,882	9,208,815	88,974

Total liabilities	209,078,615	221,491,390	2,140,013

Net assets:
Capital stock	2,339,964	2,341,274	22,621
Capital surplus	692,003	693,196	6,698
Retained earnings	6,336,311	6,412,912	61,961
Treasury stock	(13,983)	(13,687)	(132)

Total stockholders’ equity	9,354,296	9,433,696	91,147

Net unrealized gains (losses) on other securities	1,371,407	2,014,427	19,463
Net deferred gains (losses) on hedges	82,257	80,915	782
Land revaluation excess	36,878	37,047	358
Foreign currency translation adjustments	(32,839)	(123,383)	(1,192)
Accumulated remeasurements of defined benefit plans	(92,030)	1,114	11

Total accumulated other comprehensive income	1,365,673	2,010,122	19,421

Stock acquisition rights	2,064	1,798	17
Non-controlling interests	62,869	68,109	658

Total net assets	10,784,903	11,513,726	111,244

Total liabilities and net assets	¥219,863,518	¥233,005,116	$2,251,257

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2019		2020		2020
Ordinary income		¥3,479,100		¥2,894,820	$27,969
Interest income		1,915,252		1,369,224	13,229
Interest on loans and discounts		1,319,430		1,019,011	9,846
Interest and dividends on securities		249,199		196,888	1,902
Trust fees		3,396		3,385	33
Fees and commissions		961,201		947,126	9,151
Trading income		165,376		195,689	1,891
Other operating income		244,856		234,697	2,268
Other income	*1	189,017	*1	144,698	1,398
Ordinary expenses		2,667,271		2,299,939	22,222
Interest expenses		933,048		412,803	3,988
Interest on deposits		357,417		120,076	1,160
Fees and commissions payments		160,255		156,336	1,510
Other operating expenses		123,307		110,596	1,069
General and administrative expenses		1,299,281		1,279,352	12,361
Other expenses	*2	151,379	*2	340,851	3,293

Ordinary profit		811,829		594,881	5,748

Extraordinary gains	*3	23,765	*3	824	8
Extraordinary losses	*4	4,163	*4	8,633	83

Income before income taxes		831,431		587,071	5,672

Income taxes		204,996		151,654	1,465

Profit		626,434		435,417	4,207

Profit attributable to non-controlling interests		15,603		1,487	14

Profit attributable to owners of parent		¥610,830		¥433,929	$4,193

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2019	2020	2020
Profit	¥626,434	¥435,417	$4,207
Other comprehensive income	82,340	644,783	6,230
Net unrealized gains (losses) on other securities	121,424	641,402	6,197
Net deferred gains (losses) on hedges	9,380	(5,587)	(54)
Foreign currency translation adjustments	(36,623)	(91,191)	(881)
Remeasurements of defined benefit plans	2,985	92,798	897
Share of other comprehensive income of affiliates	(14,826)	7,360	71

Total comprehensive income	708,774	1,080,200	10,437

Comprehensive income attributable to owners of parent	691,402	1,077,620	10,412
Comprehensive income attributable to non-controlling interests	17,371	2,580	25

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2020 which was ¥103.5 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

SMBC Finance Service Co., Ltd. was excluded from the scope of consolidation from the nine months ended December 31, 2020 because of merger with Cedyna Financial Corporation, which is a consolidated subsidiary of the Company.

Cedyna Financial Corporation changed its name to SMBC Finance Service Co., Ltd.

(2)	Significant changes in the scope of equity method

Kansai Mirai Financial Group, Inc. (“KMFG”) was excluded from the scope of equity method from the nine months ended December 31, 2020 as it ceased to be an affiliate due to sale of KMFG’s stocks which SMBC had contributed to employee retirement benefit trusts.

(Changes in accounting policies)

(1) Accounting Standard etc. for Fair Value Measurement (Changes in accounting policies due to application of new or revised accounting standards)

The Company applies “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the three months ended June 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting standards for fair value measurement” and Item 44-2 of “Accounting standard for financial instrument”, (ASBJ Statement No.10, July 4, 2019) the company has applied new accounting policies since the beginning of the period for the three months ended June 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of Accounting standards for fair value measurement, the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the nine months ended December 31, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the three months ended June 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, and “Retained earnings” decreased by ¥41,849 million at the beginning of the period for the nine months ended December 31, 2020.

(2) Changes in recognition of installment-sales-related income and installment-sales-related expenses (Changes in accounting policies due to reasons other than application of new or revised accounting standards)

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the three months ended June 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the quarterly consolidated financial statements for the nine months ended December 31, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥542,446 million respectively, “Interest income” increased by ¥23,844 million, and “Other operating income” decreased by ¥566,291 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the nine months ended December 31, 2019. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2021 including the period for the nine months ended December 31, 2020. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the nine months ended December 31, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2020 and December 31, 2020 were as follows:

	Millions of yen
	March 31, 2020	December 31, 2020
Bankrupt loans	¥13,978	¥64,366
Non-accrual loans	378,173	396,441
Past due loans (3 months or more)	14,400	15,109
Restructured loans	221,288	261,237

Risk-monitored loans	¥627,840	¥737,155

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2020 and December 31, 2020 were as follows:

	Millions of yen
	March 31, 2020	December 31, 2020
Guaranteed amount to privately-placed bonds	¥1,603,941	¥1,519,881

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2019 and 2020 included the following:

Nine months ended December 31, 2019	Millions of yen	Nine months ended December 31, 2020	Millions of yen
Gains on sales of stocks	¥120,025	Gains on sales of stocks	¥106,079

*2	Other expenses

“Other expenses” for the nine months ended December 31, 2019 and 2020 included the following:

Nine months ended December 31, 2019	Millions of yen	Nine months ended December 31, 2020	Millions of yen
Write-off of loans	¥70,255	Provision for reserve for possible loan losses	¥139,306
		Write-off of loans	90,761
		Expenses related to equity derivatives	41,415
		Write-off of stocks and others	28,698

*3	Extraordinary gains

“Extraordinary gains” for the nine months ended December 31, 2019 and 2020 included the following:

Nine months ended December 31, 2019	Millions of yen	Nine months ended December 31, 2020	Millions of yen
Gains on step acquisitions	¥21,997	Gains on disposal of fixed assets	¥419
		Gains on step acquisitions	404

*4	Extraordinary losses

“Extraordinary losses” for the nine months ended December 31, 2019 and 2020 included the following:

Nine months ended December 31, 2019	Millions of yen	Nine months ended December 31, 2020	Millions of yen
Losses on impairment of fixed assets	¥2,643	Losses on impairment of fixed assets	¥7,134
Losses on disposal of fixed assets	1,379	Losses on disposal of fixed assets	981

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2020. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
Nine months ended December 31	2019	2020
Depreciation	¥162,119	¥155,994
Amortization of goodwill	13,109	14,885

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2019

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019	June 28, 2019	Retained earnings
Meeting of the Board of Directors held on November 12, 2019	Common stock	123,252	90	September 30, 2019	December 3, 2019	Retained earnings

Dividends paid in the nine months ended December 31, 2020

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥136,952	¥100	March 31, 2020	June 29, 2020	Retained earnings
Meeting of the Board of Directors held on November 13, 2020	Common stock	130,190	95	September 30, 2020	December 3, 2020	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

Nine months ended December 31, 2019	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥469,397	¥933,938	¥509,405	¥347,759	¥(187,027)	¥2,073,472
Expenses	(211,789)	(761,534)	(270,505)	(44,097)	(11,355)	(1,299,281)
Others	35,524	1,436	41,988	25,900	(57,253)	47,595

Consolidated net business profit	¥293,131	¥173,839	¥280,889	¥329,562	¥(255,635)	¥821,786

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	Due to the reorganization of SMBC as of April 1, 2020, change of the revenue management system at SMBC Nikko, and the result of the retroactive application for the nine months ended December 31, 2019 is as follows:

Nine months ended December 31 2019	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥449,900	¥872,500	¥490,900	¥358,200	¥(98,028)	¥2,073,472
Expenses	(224,800)	(694,100)	(269,500)	(58,800)	(52,081)	(1,299,281)
Others	36,400	1,400	41,300	25,200	(56,705)	47,595

Consolidated net business profit	¥261,500	¥179,800	¥262,700	¥324,600	¥(206,814)	¥821,786

Nine months ended December 31, 2020	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥446,900	¥840,300	¥514,400	¥384,800	¥(116,014)	¥2,070,386
Expenses	(223,800)	(673,000)	(273,600)	(61,100)	(47,852)	(1,279,352)
Others	40,300	1,800	19,100	25,600	(67,214)	19,586

Consolidated net business profit	¥263,400	¥169,100	¥259,900	¥349,300	¥(231,080)	¥810,620

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	“International Business Unit” was renamed as “Global Business Unit” as of April 1, 2020.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2019	Millions of yen
Consolidated net business profit	¥821,786
Other ordinary income (excluding equity in gains of affiliates)	141,421
Other ordinary expenses	(151,379)

Ordinary profit on quarterly consolidated statements of income	¥811,829

Note:    Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2020	Millions of yen
Consolidated net business profit	¥810,620
Other ordinary income (excluding equity in gains of affiliates)	125,112
Other ordinary expenses	(340,851)

Ordinary profit on quarterly consolidated statements of income	¥594,881

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2020	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥260,079	¥260,286	¥206
Japanese local government bonds	22,300	22,233	(66)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥282,379	¥282,519	¥140

Note: The fair values are based on their market prices and others at the end of the fiscal year.
December 31, 2020	Millions of yen
	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥—	¥—	¥—
Japanese local government bonds	22,300	22,286	(13)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥22,300	¥22,286	¥(13)

Note: The fair values are based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2020	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,325,476	¥2,595,039	¥1,269,563
Bonds	10,045,878	10,067,396	21,517
Japanese government bonds	7,095,062	7,087,934	(7,128)
Japanese local government bonds	240,556	240,381	(174)
Japanese corporate bonds	2,710,259	2,739,079	28,820
Other	12,968,499	13,569,748	601,248

Total	¥24,339,854	¥26,232,183	¥1,892,329

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥26,403 million for the fiscal year ended March 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2020	Millions of yen
Stocks	¥141,767
Other	275,254

Total	¥417,022

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
December 31, 2020	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,303,124	¥3,341,330	¥2,038,205
Bonds	17,134,219	17,154,066	19,847
Japanese government bonds	13,849,731	13,843,142	(6,589)
Japanese local government bonds	628,610	629,097	487
Japanese corporate bonds	2,655,877	2,681,826	25,949
Other	12,318,959	13,088,413	769,453

Total	¥30,756,303	¥33,583,810	¥2,827,506

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥3,993 million for the nine months ended December 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.

	3.	The quarterly consolidated balance sheet amounts of other securities not measured at fair value are as follows:

December 31, 2020	Millions of yen
Stocks	¥144,080
Other	294,960

Total	¥439,041

These amounts are not included in “2. Other securities” since there are no market prices and their quarterly consolidated balance sheet amounts are not measured at fair values.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2020 and for the nine months ended December 31, 2020 were ¥23,000 million and ¥18,069 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Nine months ended December 31, 2020

There are no corresponding transactions.

2.	Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2020	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥353	¥353	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
December 31, 2020	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥35,813,707	¥259	¥259
Interest rate options	165,274,577	36,798	36,798
Over-the-counter
Forward rate agreements	124,633,220	5	5
Interest rate swaps	466,801,624	571,893	571,893
Interest rate swaptions	13,828,841	(17,351)	(17,351)
Caps	72,307,535	(26,886)	(26,886)
Floors	5,429,126	(12,842)	(12,842)
Other	8,629,647	71,908	71,908

Total	/	¥623,785	¥623,785

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2020	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥18,961,156	¥(222)	¥(222)
Interest rate options	155,673,994	18,793	18,793
Over-the-counter
Forward rate agreements	108,850,431	(7)	(7)
Interest rate swaps	431,088,600	358,745	358,745
Interest rate swaptions	10,606,238	3,107	3,107
Caps	69,383,031	(23,284)	(23,284)
Floors	5,704,893	(3,377)	(3,377)
Other	7,440,845	55,303	55,303

Total	/	¥409,058	¥409,058

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥4,500	¥(7)	¥(7)
Over-the-counter
Currency swaps	55,227,153	(116,557)	(97,022)
Currency swaptions	1,019,127	1,336	1,336
Forward foreign exchange	80,636,837	(1,771)	(1,771)
Currency options	6,880,196	5,734	5,734

Total	/	¥(111,265)	¥(91,729)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
December 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥6,582	¥(88)	¥(88)
Over-the-counter
Currency swaps	73,187,427	(152,372)	41,329
Currency swaptions	641,331	1,074	1,074
Forward foreign exchange	77,564,013	(102,993)	(102,993)
Currency options	6,202,461	13,244	13,244

Total	/	¥(241,134)	¥(47,433)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,154,505	¥(5,948)	¥(5,948)
Equity price index options	1,101,351	(38,277)	(38,277)
Over-the-counter
Equity options	655,764	1,708	1,708
Equity index forward contracts	2,614	448	448
Equity index swaps	327,382	32,907	32,907

Total	/	¥(9,162)	¥(9,162)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥768,200	¥2,436	¥2,436
Equity price index options	772,154	(23,050)	(23,050)
Over-the-counter
Equity options	138,331	7,242	7,242
Equity index forward contracts	3,939	180	180
Equity index swaps	301,286	14,392	14,392

Total	/	¥1,202	¥1,202

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,236,106	¥1,039	¥1,039
Bond futures options	5,992	13	13
Over-the-counter
Bond forward contract	499	0	0
Bond options	669,479	8,120	8,120

Total	/	¥9,174	¥9,174

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,251,485	¥(15)	¥(15)
Bond futures options	51,029	7	7
Over-the-counter
Bond forward contract	616	4	4
Bond options	255,859	20	20

Total	/	¥16	¥16

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥7,134	¥(208)	¥(208)
Over-the-counter
Commodity swaps	158,139	3,009	3,009
Commodity options	4,460	(619)	(619)

Total	/	¥2,181	¥2,181

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥55,037	¥219	¥219
Over-the-counter
Commodity swaps	87,825	2,310	2,310
Commodity options	3,165	(518)	(518)

Total	/	¥2,012	¥2,012

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,183,770	¥2,856	¥2,856

Total	/	¥2,856	¥2,856

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,398,755	¥(4,909)	¥(4,909)

Total	/	¥(4,909)	¥(4,909)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Nine months ended December 31	Millions of yen, except per share data and number of shares
	2019	2020
(i) Earnings per share	¥ 443.60	¥ 316.70
[The calculation method]
Profit attributable to owners of parent	610,830	433,929
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	610,830	433,929
Average number of common stock during the period (in thousands)	1,376,994	1,370,141
(ii) Earnings per share (diluted)	¥ 443.33	¥ 316.55
[The calculation method]
Adjustment for profit attributable to owners of parent	(9)	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(9)	—
Increase in the number of common stock (in thousands)	807	665
Stock acquisition rights (in thousands)	807	665
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2020 :	—	—

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 13, 2020 resolved interim dividends for the fiscal year ending March 31, 2021 as shown below:

Total amount of interim dividends	¥130,190 million
Interim dividends per share	¥95
Effective date and payment start date	December 3, 2020